aMB



16014795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC FILE NUMBER
8-44742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guggenheim Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dina DiLorenzo (212) 901-9405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St.	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dina DiLorenzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guggenheim Investor Services, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Authorized Signatory

Title

Notary Public

IDALIA DEJESUS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DE6188473
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JAN. 21, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM INVESTOR SERVICES, LLC

December 31, 2015

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Managing Member
Guggenheim Investor Services, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Investor Services, LLC (the Company) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Guggenheim Investor Services, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 25, 2016

GUGGENHEIM INVESTOR SERVICES, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	424,847
Receivable from clearing organization		100,355
Due from affiliates		9,909
Other assets		21,179
Total assets	$	556,290
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	60,973
Due to affiliate		15,906
Total liabilities		76,879
Member's equity		479,411
Total liabilities and member's equity	$	556,290

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of Business

Guggenheim Investor Services, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of GWM Holdco, LLC (the "Parent") whose ultimate parent is Guggenheim Capital, LLC ("Guggenheim").

The Company engages in limited trading activities as support and accommodation for the wealth management business of an affiliate. In addition, the Company distributes subscription agreements and private placement memorandums for its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Receivable from Clearing Organization
Receivable from clearing organization consists primarily of a deposit with the Company's clearing broker.

Income Taxes
The Company is a single member LLC, organized as a Delaware Limited Liability Company, and treated as a disregarded entity for U.S. income tax purposes. State tax liabilities are determined under individual state laws. The Company has no federal and state tax liabilities in 2015. The results of the Company's operations are included in the federal and state income tax returns of the Parent.

Accounting Standards Codification ("ASC") 740-10, *Income Taxes,* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by the applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2015. Further, as of December 31, 2015, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

3. Related-Party Transactions

The Company has a Service Agreement with a subsidiary of Guggenheim under which accounting and compliance services are provided.

The Company also has an Employee Sharing and Expense Funding Agreement with a subsidiary of Guggenheim whereby the subsidiary services clients and processes trades on behalf of the Company. The Company provides customer account services to advisory clients of an affiliated investment advisor. There was $15,906 due to affiliate in the statement of financial condition at December 31, 2015 under these arrangements.

The Company provides placement services for affiliates of which $8,159 is included in due from affiliates in the statement of financial condition. The Company provides distribution and collection of subscription information on behalf of clients of an affiliate, of which $1,750 is included in due from affiliates in the statement of financial condition.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of $50,000, or 6 2/3%, of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, net capital was $448,323, an excess of $398,323, and the ratio of aggregate indebtedness to net capital was 0.17 to 1.

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

5. Subsequent Events

Management has evaluated all subsequent transactions and events after the balance sheet date through February 25, 2016, the date the financial statements were available to be issued and, except as disclosed herein, has determined that no additional items require disclosure.

On January 31, 2016, the Company terminated its clearing arrangement with JP Morgan Clearing Corp. The Company will continue operations but in a limited capacity acting as a placement agent for affiliated entities.

GUGGENHEIM INVESTOR SERVICES, LLC

An Indirect Wholly Owned Subsidiary of Guggenheim Capital, LLC

(SEC I.D. No. 8-44742)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)